

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Kyle L. Sauers
Chief Financial Officer
Echo Global Logistics, Inc.
600 West Chicago Avenue, Suite 725
Chicago, Illinois 60654

Re: Echo Global Logistics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
File No. 001-34470

Dear Mr. Sauers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Selected Financial Data, page 19

1. You present the non-GAAP measure net revenue, and the corresponding measure net revenue margin, and explain that net revenue "provides information about the financial performance of [y]our ongoing business, and is one of the primary operational and financial measures used by management to evaluate [y]our business." Based on this explanation, it is not clear whether net revenue is a non-GAAP measure of profitability or a non-GAAP measure of revenue. Clarify the reasons why these measures provide useful information to investors and, if material, the additional purposes for which management uses them. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation S-K. If net revenue is a non-GAAP revenue measure, tell us how you considered Question 100.04 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

<u>Financial Statements</u>
<u>Consolidated Statements of Operations, page 39</u>

2.   Based on the disclosure on page 23 that your transportation costs "consist primarily of the direct cost of transportation paid to the carrier," it does not appear that transportation costs include all of the expenses necessary to comply with Rule 5-03(b)(2) of Regulation S-X. Tell us what consideration you have given to presenting a line item for cost of services.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon Buskirk, Staff Accountant, at 202-551-3717 if you have any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation